U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital Holdings S.A.
   69, route d'Esch
   L-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   Storage USA, Inc.
   SUS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   9/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |9/19/96|P   | |2,000            |A  |$32.375    |8,137,854          |D     |                           |
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Common Stock               |9/19/96|P   | |47,100           |A  |$32.50     |8,137,854          |D     |                           |
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Common Stock               |9/19/96|P   | |28,800           |A  |$32.50     |8,137,854          |D     |                           |
                           |       |    | |                 |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |9/19/96|P   | |5,400            |A  |$32.50     |8,137,854          |D     |                           |
                           |       |    | |                 |   |           |                   |      |                           |
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Common Stock               |9/30/96|P   | |3,162,939*       |A  |$31.30     |8,137,854          |D     |                           |
                           |       |    | |                 |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* On September 30, 1996, at a closing pursuant to the Stock Purchase Agreement, dated as of March 1, 1996, by and among Security Capital Holdings S.A. ("Holdings"), Security Capital U.S. Realty and Storage USA, Inc. ("Storage"), as amended, Holdings purchased 3,162,939 shares of Common Stock of Storage at a price of $31.30 per share. As previously reported, the Stock Purchase Agreement, the transactions contemplated thereby and matters related thereto are more fully described in a Schedule 13D filed on March 8, 1996 by Security Capital U.S. Realty and Holdings, as amended. The 3,162,939 acquired shares represent the remainder of the 7,028,754 shares to be acquired pursuant to the Stock Purchase Agreement. In addition, Holdings purchased shares of Common Stock of Storage in open market transactions on the dates, in the amounts and for the per share prices listed in Table I above.


SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
DATE
10/7/96